SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE TO
Tender Offer Statement Under Section 14(D)(1) or 13(E)(1) of the
Securities Exchange Act of 1934
(Amendment No. 1)

NEUBERGER BERMAN REAL ESTATE SECURITIES INCOME FUND INC.
(Name of Subject Company (Issuer))

NEUBERGER BERMAN REAL ESTATE SECURITIES INCOME FUND INC.
(Name of Filing Person (Issuer))

PREFERRED STOCK, PAR VALUE $0.0001 PER SHARE
(Title of Class of Securities)

64190A202 (Series A), 64190A608 (Series B), 64190A301 (Series C),
64190A707 (Series D), 64190A806 (Series E), 64190A889 (Series F)
 64190A400 (Series G), and 64190A509 (Series H)
(CUSIP Numbers of Class of Securities)

Robert Conti
Chief Executive Officer and President
Neuberger Berman Real Estate Securities Income Fund Inc.
605 Third Avenue
New York, NY 10158-0180
Telephone:  (877) 628-2583
(Name, Address and Telephone Number of Person Authorized to Receive Notices
and Communications on Behalf of the Person(s) Filing Statement)

With a Copy to:

Arthur C. Delibert, Esq.
K&L Gates LLP
1601 K Street, NW
Washington, DC  20006
Telephone:  (202)  778-9000

Calculation of Filing Fee

Transaction Valuation	Amount of Filing Fee
$73,696,000 (a)	$8,556.11 (b)

(a)           Calculated as the aggregate maximum purchase price to be paid for the 3,008 shares in the offer, based upon a price of 98% of the liquidation preference of $25,000 per share (or $24,500 per share).

(b)           Calculated at $116.10 per $1,000,000 of the Transaction Valuation.

☒
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid.  Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $8,556.11	Filing Party: Neuberger Berman Real Estate Securities Income Fund Inc.
Form or Registration No.: Schedule TO	Date Filed: March 1, 2011

⁪	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

⁪           third party tender offer subject to Rule 14d-1.
☒           issuer tender offer subject to Rule 13e-4.
⁪           going-private transaction subject to Rule 13e-3.
⁪           amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer.  ⁪

Items 1 through 9 and Item 11.

This Amendment No. 1 hereby amends and supplements the Tender Offer Statement on Schedule TO initially filed by Neuberger Berman Real Estate Securities Income Fund Inc., a Maryland corporation (the “Fund”), with the Securities and Exchange Commission (the “Commission” on March 1, 2011 (as amended hereby, the “Schedule TO”).  The Schedule TO relates to the Fund’s offer to purchase for cash up to 100% of its outstanding shares of preferred stock, par value $0.0001 per share and a liquidation preference of $25,000 per share, designated Auction Market Preferred Shares, Series A, Auction Market Preferred Shares, Series B, Auction Market Preferred Shares, Series C, Auction Market Preferred Shares, Series D, Auction Market Preferred Shares, Series E, Auction Market Preferred Shares, Series F, Auction Market Preferred Shares, Series G, and Auction Market Preferred Shares, Series H (collectively, the “Preferred Stock”) (the “Offer”), upon the terms and subject to the conditions set forth in the Fund’s Offer to Purchase dated March 1, 2011 and the related Letter of Transmittal, as the same may be amended or supplemented, copies of which have been filed as Exhibits (a)(1)(i) and (a)(1)(ii), respectively.  The price to be paid for the Preferred Stock is an amount per share, net to the seller in cash, equal to 98% of the liquidation preference of $25,000 per share (or $24,500 per share), plus any unpaid dividends accrued through April 5, 2011, or such later date to which the Offer is extended.  Filed herewith as Exhibit (a)(5)(ii) is a copy of the press release issued by the Fund dated March 28, 2011 announcing the extension of the Offer to April 5, 2011, and the information contained therein is incorporated herein by reference.

Except as amended herein, the information set forth in the Offer to Purchase and the related Letter of Transmittal is incorporated herein by reference with respect to Items 1 through 9 and Item 11 of this Schedule TO.

Item 12.                      Exhibits.

Item 12 is hereby amended to add the following exhibit.

Exhibit No.	Document
(a)(5)(ii)	Press Release issued by the Fund dated March 28, 2011.

Item 13.

Not applicable.

Signature

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

NEUBERGER BERMAN REAL ESTATE SECURITIES INCOME FUND INC.

By:	/s/ Robert Conti
Name:	Robert Conti
Title:	President

Dated as of:                      March 28, 2011

Exhibit Index

Exhibit No.	Document
(a)(1)(i)	Offer to Purchase dated March 1, 2011.1
(a)(1)(ii)	Letter of Transmittal (including Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9). 1
(a)(1)(iii)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees. 1
(a)(1)(iv)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees. 1
(a)(1)(v)	Notice of Withdrawal. 1
(a)(5)(i)	Press Release issued by the Fund dated March 1, 2011. 1
(a)(5)(ii)	Press Release issued by the Fund dated March 28, 2011. (Filed herewith).
(b)(1)	Credit Agreement. 1
(b)(2)	Amendment No. 1 and Consent No. 1. 1

1	Previously filed as an exhibit to the Schedule TO filed by the Fund with the Commission on March 1, 2011